UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

The Board of Directors of Nam Tai Property Inc. (the “Company”), a company incorporated under the laws of the British Virgin Islands, is providing the following updates. Unless otherwise indicated, references here to “$” are expressed in U.S. dollars.

Arbitration Update

As previously disclosed in the Company’s filings with the Securities and Exchange Commission (the “SEC”), on April 6, 2023 the arbitrator in the Company’s ongoing arbitration with Greater Sail Limited (“GSL”) in Hong Kong issued a partial award, dismissing all of GSL’s claims against the Company. The arbitrator also accepted the Company’s counterclaims against GSL. The arbitrator reserved quantification of the Company’s damages, costs, and interest. Further, as previously disclosed, on April 20, 2023 GSL initiated proceedings before the High Court of the Hong Kong Special Administrative Region, Court of First Instance to have the arbitrator’s first partial award set aside. This hearing was originally scheduled to take place in June 2023, however, the hearing is now scheduled to take place in October 2023.

On July 28, 2023, the arbitrator issued a second partial award, awarding the Company all of the damages it sought for the aforementioned counterclaims against GSL. The arbitrator awarded the Company damages of approximately $13 million, plus applicable interest.

West Ridge Update

As previously disclosed, on April 7, 2022, the British Virgin Islands Commercial Court in the Eastern Caribbean Supreme Court (the “BVI Court”) delivered a judgment against the Company and in favor of West Ridge Investment Company Limited (“West Ridge”) in the amount of $23.8 million. This judgment stemmed from a settlement and indemnity agreement between the Company and West Ridge. As further disclosed, the BVI Court granted the Company permission to appeal the judgment to the Eastern Caribbean Court of Appeal (“Court of Appeal”) and granted the Company a stay on the order at a hearing held on June 8, 2022.

On July 27, 2023, the Court of Appeal issued a judgment dismissing the Company’s appeal. The Company has filed an application to stay enforcement of the judgment.

PRC Litigation

As previously disclosed, GSL filed two litigation proceedings in the People’s Republic of China (the “PRC”), before the Shenzhen Qianhai Cooperation Zone People’s Court (the “Shenzhen Court” and the litigation, the “Shenzhen Litigation”) and the First People’s Court of Dongguan (the “Court of Dongguan” and the litigation, the “Dongguan Litigation”) in an attempt to further obstruct the registration of Mr. Yu Chunhua, the Company’s Chief Executive Officer, as the Legal Representative for the Company’s subsidiaries in the PRC (the “on-shore subsidiaries”).

The Company has learned that on June 12, 2023, the Court of Dongguan issued a ruling in the Dongguan Litigation, preventing the Company’s on-shore subsidiaries, Dongguan Nam Tai Real Estate Development Co., Ltd., Nam Tai (Shenzhen) Consulting Co., Ltd., and Zastron Electronic (Shenzhen) Co., Ltd. (“Zastron”), from registering any changes to their management for the next two years. Zastron has challenged the Court of Dongguan’s decision, and a decision relating to such challenge is pending.

As previously disclosed, on July 20, 2023, the BVI Court granted the Company an interim injunction requiring GSL to, by July 27, 2023, file applications with the courts in the PRC to withdraw the aforementioned Dongguan Litigation and Shenzhen Litigation.

Following this order, GSL applied to both courts to withdraw its legal complaints in each of the Dongguan Litigation and Shenzhen Litigation. The Shenzhen Court accepted GSL’s application to withdraw the Shenzhen Litigation, which has effectively been discontinued. As of the date of this disclosure, the Court of Dongguan has not made any determination on GSL’s application to withdraw the Dongguan Litigation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2023

NAM TAI PROPERTY INC.

By:	/s/ Yu Chunhua
Name:	Yu Chunhua
Title:	Chief Executive Officer